FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2008

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated July 30, 2008 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: July 30, 2008

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

Tata Motors Net Revenue grows to Rs.6928.44 crores in 1st Qtr 2008-09,

PAT declines to Rs.326.11 crores

New products in entry mid-size cars, LCV passenger carriers and M&HCV segments strengthen market share

MUMBAI, July 30, 2008: Tata Motors today reported a 14.4% increase in revenues (net of excise) to Rs.6928.44 cores on a stand-alone basis for the quarter ended June 30, 2008, of the financial year 2008-09, compared to Rs.6056.82 crores in the corresponding quarter last year.

The profits for the quarter include a notional valuation loss of Rs.199.88 crores (compared to a gain of Rs.205.89 crores in the corresponding quarter last year) reflecting the volatility in foreign exchange rates impacting the company’s long-term funds raised through issue of Foreign Currency Convertible instruments. Margins were further impacted in a challenging environment due to abnormal input material cost increases and general inflationary trends. After accounting for these adverse extraneous factors, Profit after Tax (after the notional loss on foreign currency valuation) for the quarter was Rs.326.11 crores, a decline of 30.13% compared to Rs.466.76 crores in the corresponding quarter last year.

The sales volume for the quarter (including exports) at 1,33,079 vehicles grew by 3.9% over 1,28,095 vehicles in the corresponding period last year. Domestic sales of commercial vehicles increased by 15.9% to 71,049 units, while domestic sales of passenger vehicles (including Fiat) at 52,450 units were flat.

While higher interest rates and reduction in overall vehicle financing continue to affect retails, the company is posting good growth and also improving market shares in segments where it has already introduced new products. For example, the launch of Indigo CS has made a significant contribution to increase in market share in the entry mid-size segment to 38.6% during the quarter. Similarly, introduction of Magic and Winger, along with buses, has resulted in a substantial increase in the company’s market share in public transportation. Market share has also increased in the M&HCV segment. The company will continue to launch new products and variants both in passenger vehicles and commercial vehicles over the coming months. The company will also continue to accord a special thrust on vehicle finance to facilitate better retail sales. New initiatives of cost reduction, now under development, will continue to be implemented vigorously.

Tata Motors acquired the business of Jaguar Land Rover on June 2, 2008. The financial statements of the business are under compilation. In view of this, consolidated results are not yet available and hence are not being published.

The audited stand-alone financial results for the quarter ended June 30, 2008, are enclosed.

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

We have audited the quarterly financial results of Tata Motors Limited (“the Company”) for the quarter ended June 30, 2008, attached herewith, being submitted by the Company pursuant to the requirements of Clause 41 of the Listing Agreement. These quarterly financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s Management and have been approved by the Board of Directors on July 30, 2008. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, as specified in the Companies (Accounting Standards) Rules, 2006 and accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

(ii)	give a true and fair view of the net profit for the period and other financial information for the quarter ended June 30, 2008.

Further, we also report that the particulars relating to the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings in terms of Clause 35 of the Listing Agreement and the particulars relating to undisputed investor complaints have been traced from the details furnished by the Registrars.

For DELOITTE HASKINS & SELLS

Chartered Accountants

M. S. Dharmadhikari

Partner

Membership No.: 30802

Mumbai: July 30, 2008

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2008

Particulars			Quarter ended June 30,		Year ended March 31,
			2008	2007	2008
(A)
1	Vehicle Sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles		71409	61633	312935
	Passenger cars and Utility vehicles		52450	52573	218055
	Exports		9220	13889	54659

			133079	128095	585649

2	Vehicle Production:(in Nos.)
	Commercial vehicles		82394	72175	352728
	Passenger cars and Utility vehicles		54318	56410	228630

			136712	128585	581358

(B)			(Rupees lakhs)
1	Sales / Income from Operations		783768	699302	3309393
	Less: Excise Duty		90924	93620	436311
	Net Sales / Income from Operations		692844	605682	2873082
2	Other income		31561	8829	48318
3	Total Income [1+2]		724405	614511	2921400
4	Expenditure
	(a) (Increase) / Decrease in stock in trade and work in progress		(57379)	(13735)	4048
	(b) Consumption of raw materials and components		502513	399452	1859208
	(c) Purchase of traded goods		53760	36341	159811
	(d) Employee cost		40093	35187	154457
	(e) Depreciation and Amortisation		18084	14747	65231
	(f) Product development expenses		794	1933	6435
	(g) Other expenditure		100810	93806	400087
	(h) Sub total 4(a)to 4(g)		658675	567731	2649277
5	Interest and Discounting Charges
	(a) Gross interest and discounting charges		16927	10909	54156
	(b) Interest income / Interest capitalised		(5694)	(2753)	(25919)
	(c) Net interest and discounting charges		11233	8156	28237
6	Exceptional items
	Notional exchange loss / (gain) (net) on revaluation of foreign currency borrowings, deposits and loans given		19988	(20589)	(13761)
7	Profit from Ordinary Activities before tax [3-4-5-6]		34509	59213	257647
8	Tax expense		1898	12537	54755
9	Net Profit from Ordinary Activities after tax [7-8]		32611	46676	202892
10	Extraordinary Items (net of tax expense)		—	—	—
11	Net Profit for the period [9-10]		32611	46676	202892
12	Paid-up Equity Share Capital (Face value of Rs. 10 each)		38566	38542	38554
13	Reserves excluding Revaluation Reserve				742845
14	Earnings Per Share (EPS)
	(a) Basic EPS before and after Extraordinary items	Rupees	8.46	12.11	52.64
	(b) Diluted EPS before and after Extraordinary items	Rupees	7.68	11.52	48.28
			(Not annualised )	(Not annualised )
15	Public Shareholding
	- Number of Shares		201031151	199287375	207771594
	- Percentage of shareholding		52.13%	51.71%	53.89%

Notes:-

1)	Figures for the previous period have been regrouped / reclassified wherever necessary.

2)	Effective from April 1, 2008, the Company has applied hedge accounting principles in respect of forward exchange contracts as set out in Accounting Standard (AS) 30 – Financial Instruments: Recognition and Measurement, issued by the Institute of Chartered Accountants of India. Accordingly, all such contracts outstanding as on June 30, 2008 are marked to market and a notional loss aggregating to Rs 13116 lakhs (net of tax) arising on contracts that were designated and effective as hedges of future cash flows, has been directly recognised in the Hedging Reserve Account to be ultimately recognised in the Profit and Loss Account depending on the exchange rate fluctuation till and when the underlying forecasted transaction occurs. This treatment is different from the earlier practice of recognizing such notional loss / gain in the Profit and Loss Account on the basis of exchange rate on the reporting date.

3)	During the quarter, the Company, has reviewed the estimation for provisioning for doubtful receivables in respect of its vehicle financing business based on past performance trends. The Company continues to provide for such doubtful receivables based on an assessment and the probable inherent loss in the business, and more conservatively than required under the RBI guidelines applicable to NBFC's. The revised estimation has resulted in lower provisioning of Rs 5076 lakhs in the current quarter.

4)	During the quarter ended June 30, 2008, the Company has partially divested its stake in Tata AutoComp Systems Ltd, an associate company, from 50% to 26%. The resultant profit of the divestment of Rs. 11366 lakhs is included in the other income.

5)	Acquisition of Jaguar Land Rover :

(a)	On June 2, 2008, the Company acquired from Ford Motor Company, Jaguar Land Rover businesses, for a consideration of US $ 2.3 billion (approx Rs. 975373 lakhs), in an all-cash transaction, through JaguarLandRover Ltd, a wholly owned subsidiary of TML Holdings Pte Ltd, Singapore, which is a 100% subsidiary of the Company. Out of the consideration, Ford has contributed approx US $ 600 million to the Jaguar Land Rover pension plans.

(b)	The acquisition includes the ownership of three major manufacturing plants, two advanced design centres in UK, a worldwide sales network, Intellectual Property Rights (including perpetual royalty free licenses) and Brands and Trade marks.

(c)	The businesses have been acquired on a debt free basis.

(d)	The initial acquisition cost has been financed through bridge finance facility provided by a syndicate of banks to JaguarLandRover Ltd, which has been guaranteed by the Company.

(e)	The Company has made an investment of US $ 100 million (Rs. 41312 lakhs) in equity shares and US $ 400 million (Rs. 163239 lakhs) in redeemable preference shares in TML Holdings Pte Ltd, Singapore.

6)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.

7)	As on March 31, 2008, no investor complaint was outstanding. The Company received 4 complaints and resolved 3 complaints during the quarter. There is 1 complaint unresolved as on June 30, 2008.

8)	Public Shareholding as on June 30, 2008 excludes 14.47% (14.86% as on June 30, 2007) of Citibank N.A. as Depository for ADR holders.

9)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter ended June 30, 2008.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on July 30, 2008.

Tata Motors Limited

Ratan N Tata
Mumbai, July 30, 2008	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.